Report of Independent Registered Public Accounting Firm

The Board of Trustees of
Dreyfus/Laurel Funds Trust:

We have examined management's assertion, included in the
accompanying Management Statement Regarding Compliance
With Certain Provisions of the Investment Company Act
of 1940, that Dreyfus/Laurel Funds Trust (the "Trust"),
which is comprised of Dreyfus International Bond Fund
and Dreyfus Global Equity Income Fund (collectively the
"Funds") complied with the requirements of subsections
(b) and (c) of Rule 17f-2 under the Investment Company
Act of 1940 as of October 31, 2009. Management is
responsible for the Funds' compliance with those
requirements.  Our responsibility is to express an
opinion on management's assertion about the Funds'
compliance based on our examination.
Our examination was conducted in accordance with the
standards of the Public Company Accounting Oversight
Board (United States) and, accordingly, included examining,
on a test basis, evidence about the Funds' compliance with
those requirements and performing such other procedures as
we considered necessary in the circumstances.  Included
among our procedures were the following tests performed as
of October 31, 2009 and with respect to agreement of
security purchases and sales, for the period from June 30,
2009 (the date of our last examination), through October
31, 2009:
1. 	Examination of The Bank of New York Mellon's (the
"Custodian") security position reconciliations for all
securities held by sub custodians and in book entry form;
2.	Confirmation of all securities hypothecated,
pledged or placed in escrow with brokers;
3.	Inspection of documentation of other securities
held in safekeeping by the Custodian but not included
in 1. and 2. above;
4.	Reconciliation between the Funds' accounting
records and the Custodian's records as of October 31,
2009 and verified reconciling items;
5.     Confirmation of pending purchases for the Funds
as of October 31, 2009 with brokers, and where responses
were not received, inspection of documentation
corresponding to subsequent cash payments;
6.	Agreement of pending sale activity for the Funds
as of October 31, 2009 to documentation of corresponding
subsequent cash receipts;
7.	Agreement of the Trust's trade tickets for two
purchases and two sales or maturities for the period
June 30, 2009 (the date of our last examination) through
October 31, 2009, to the books and records of the Funds
noting that they had been accurately recorded and
subsequently settled;
8.	We reviewed BNY Mellon Global Asset Servicing
Report on Controls Placed in Operation and Tests of
Operating Effectiveness ("SAS 70 Report") for the period
October 1, 2008 through September 30, 2009 and noted no
relevant findings were reported in the areas of Asset
Custody and Control; and
9.	We inquired of the Custodian who concurred that
all control policies and procedures detailed in Section
III Control Objectives, Controls and Tests of Operating
Effectiveness of the SAS 70 Report, have remained in operation and functioned adequately from October 1, 2009 through October 31, 2009. In addition, we obtained written representation from the Custodian confirming the above.
We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.
In our opinion, management's assertion that the Funds complied with the requirements of subsections (b) and
(c) of Rule 17f-2 of the Investment Company Act of
1940 as of October 31, 2009, with respect to securities reflected in the investment accounts of the Funds are fairly stated, in all material respects.
This report is intended solely for the information and use of management and the Board of Trustees of the Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP /s/
New York, New York
January 27, 2010






January 27, 2010


Management Statement Regarding Compliance With
Certain Provisions of the Investment Company Act of 1940

Management of Dreyfus International Bond Fund and Dreyfus Global Equity Income Fund (the "Funds"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. Management is also responsible for establishing and maintaining effective internal controls over compliance with those requirements. Management has performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of October 31, 2009 and from June 30, 2009 through October 31, 2009.
Based on the evaluation, Management asserts that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of October 31, 2009 and from June 30, 2009 through October 31, 2009 with respect to securities reflected in the investment accounts of the Funds.

Dreyfus/Laurel Funds Trust


Jim Windels
Treasurer